September 12, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Ms. Jennifer O’Brien
Mr. Ethan Horowitz
Mr. John Hodgin

Re:	EOG Resources, Inc.
Form 8-K Filed February 13, 2013
Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 22, 2013
File No. 001-09743

Ladies and Gentlemen:

On behalf of EOG Resources, Inc. (the “Company”, “EOG”, “we” or “our”), I hereby submit the Company’s responses to the comments received from the Staff of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated August 29, 2013, with respect to the Company’s Form 8-K furnished to the Commission via the Commission’s EDGAR system on February 13, 2013 (the “Form 8-K”) and Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission via the Commission’s EDGAR system on February 22, 2013 (the “Form 10-K”).

For your convenience, each response below is preceded by the Staff’s comment to which the response relates.

United States Securities and Exchange Commission

September 12, 2013

Form 8-K filed February 13, 2013

1.	We note that you present non-GAAP measures in your filing which include offsetting adjustments for the total gain on commodity derivative contracts and the realized gain on commodity derivative contracts (i.e., to eliminate the unrealized gains / losses associated with commodity derivative transactions). The stated purpose of these adjustments is for the non-GAAP measures to “reflect actual net cash realized from financial commodity price transactions.” Please tell us whether the adjustment for realized gains on commodity derivative contracts is equal to the net cash receipts from / payments for commodity derivatives settled during the period.

Response: The adjustment for realized gains on commodity derivative contracts is equal to the net cash receipts from/payments for commodity derivative contracts settled during the period. The realized gains for the twelve months ended December 31, 2012 and 2011 of $711,479,000 and $180,701,000, respectively (shown in the “Mark-to-Market (MTM) Commodity Derivative Contracts Impact - Realized Gains” line item of the reconciliation schedule entitled “Quantitative Reconciliation of Adjusted Net Income (Non-GAAP) to Net Income (Loss) (GAAP)” included in Exhibit 99.1 to the Form 8-K) are set forth in the “Mark-to-Market Commodity Derivative Contracts - Realized Gains” line item for such periods within the Cash Flows from Operating Activities section of the Consolidated Statements of Cash Flows on page F-8 of the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2012

Oil and Gas Exploration and Production – Properties and Reserves, page 24

Acreage, page 24

2.	The disclosure on page 24 indicates that a significant percentage of the Company’s net undeveloped acreage will expire in 2013, 2014 and 2015. Please tell us the net amounts by product type of your December 31, 2012 proved undeveloped oil and gas reserves assigned to locations on acreage scheduled to expire in 2013, 2014 and 2015. Also tell us if all such proved undeveloped locations are included in a development plan adopted by management as of December 31, 2012 indicating that these locations are scheduled to be drilled prior to lease expiration.

Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.

United States Securities and Exchange Commission

September 12, 2013

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Oil and Gas Operations, page F-9

3.	We note your policy disclosure stating that unproved properties with individually significant acquisition costs are amortized over the lease term. It does not appear that the amortization of these types of costs is contemplated by FASB ASC 932-360-35-11. Please tell us how your policy complies with the relevant authoritative guidance. In addition, please tell us how much amortization expense was recognized during each of the last three fiscal years for unproved properties with individually significant acquisition costs.

Response: The referenced disclosure refers to the accounting policy applied to unproved property costs related to the Company’s former offshore federal leases and is no longer applicable since we no longer have any such costs. EOG has not recognized any amortization expense during the last three fiscal years (fiscal years 2010-2012) for unproved properties with individually significant acquisition costs. We will remove this disclosure from our future filings with the Commission.

Supplemental Information to Consolidated Financial Statements, page F-32

Oil and Gas Producing Activities, page F-32

4.	Please advise or revise your presentation of net proved developed and undeveloped reserves on page F-38 to provide separate disclosure of natural gas liquids reserves as required by FASB ASC paragraph 932-235-50-4.

Response: While Item 1202(a) of Regulation S-K does not require separate disclosure of proved developed natural gas liquids reserves and PUD natural gas liquids reserves, we acknowledge that FASB ASC paragraph 932-235-50-4 does require such disclosure, if significant. Subject to the Staff’s comments, we intend to include such disclosure in our future Annual Reports on Form 10-K (beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2013). For the Staff’s reference, proved developed natural gas liquids reserves and PUD natural gas liquids reserves represented 17% and 18%, respectively, of EOG’s total proved developed reserves and total PUD reserves as of December 31, 2012.

5.	You state on page 47 that natural gas drilling in the United States will be limited to that necessary to hold acreage. Please quantity for us the extent to which the 2012 proved undeveloped reserves disclosed on page F-38 includes dry gas drilling locations. Affirm for us that all such locations will be drilled within five years of their initial disclosure. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Question 131.04 in the C&DI issued May 16, 2013 in formulating your response.

Response: EOG’s PUD reserves as of December 31, 2012 (as disclosed on page F-38 of the Form 10-K) include 202,597 MBoe (million barrels of crude oil equivalent) associated with dry gas drilling locations; such reserves represented approximately 11% of EOG’s total proved reserves as of December 31, 2012. We hereby affirm that each such location will be drilled

United States Securities and Exchange Commission

September 12, 2013

within five years from the date the reserves associated with such location were recorded. In this regard, please note the following disclosure set forth on page F-33 of the Form 10-K: “EOG has formulated development plans for all drilling locations associated with its PUDs at December 31, 2012. Under EOG’s current drilling and development plan, each PUD location will be drilled within five years from the date it was recorded.”

6.	Please tell us if the standardized measure of discounted future net cash flows disclosed for each of the periods presented on page F-44 includes the cost associated with the abandonment of your oil and gas assets as part of the future development costs. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Response: We hereby confirm that the standardized measure of discounted future net cash flows disclosed for each of the periods presented on page F-44 of the Form 10-K includes, as part of the “Future development costs” line item, any costs associated with abandonment of oil and gas assets.

The Company acknowledges that:

¡	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

¡	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

¡	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

September 12, 2013

If you have any questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely,

/s/ Timothy K. Driggers

Timothy K. Driggers

Vice President and Chief Financial Officer

cc:	Mr. Mark G. Papa

Mr. William R. Thomas

Mr. Michael P. Donaldson

Ms. Ann D. Janssen

Ms. Jill R. Miller